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                                                                      EXHIBIT 11

                [LETTERHEAD OF LEONARD, GREEN & PARTNERS, L.P.]

February 20, 1997


Board of Directors of Leslie's Poolmart
LESLIE'S SWIMMING POOL SUPPLIES
20222 Plummer Street
Chatsworth, CA 91311

Gentlemen:

    This letter will confirm that Leonard Green & Partners, L.P. ("LGP") on behalf of Green Equity Investors II, L.P. ("GEI II"), will commit to provide up to $17 million but not less than $15.3 million out of total of up to $22 million in value, of common stock equity financing for the previously announced transaction by Hancock Park Associates II, L.P. and its affiliates and associates to acquire Leslie's Poolmart. LGP is satisfied with the terms of the $28 million of preferred stock financing to be provided by Occidental Petroleum Corporation, as they have been modified, and the general terms of the $85 million of senior note financing described in BT Securities Corporation's highly confident letter dated February 4, 1997 and the revolving line of credit facilities proposed by Wells Fargo Bank and Bankers Trust Company. Morever, I advise you that LGP has substantially completed its due diligence for this transaction.

     LGP's investment will be provided immediately prior to the closing of the sale of the preferred stock, senior note financing and revolving line of credit. It is subject to fully diluted ownership by GEI II greater than 50%, no material adverse change in the condition or prospects for Leslie's, sufficient and satisfactory financing to complete the transaction and satisfactory documentation among all parties.

     LGP is delighted to be part of a transaction that will bring substantial value to the public shareholders of Leslie's.

Very truly yours,

LEONARD GREEN & PARTNERS, L.P.

By: LGP Management, Inc.

By: /s/ Gregory J. Annick
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    Gregory J. Annick